

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Frederico Figueira de Chaves
Chief Executive Officer
Fusion Fuel Green PLC
The Victorians
15-18 Earlsfort Terrace
Saint Kevin's
Dublin 2, D02 YX28, Ireland

  Re: Fusion Fuel Green PLC
   Registration Statement on Form F-3
   Filed February 6, 2024
   File No. 333-276880

Dear Frederico Figueira de Chaves:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jenny O'Shanick at 202-551-8005 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Jeffrey M. Gallant